UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: September 11, 2003

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X           Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated September 11, 2003.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

• REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000; AND
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2003	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY SHIPPING CORPORATION TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE

TEEKAY TO ACQUIRE STAKE IN LIGHTERING BUSINESS

Nassau, The Bahamas, September 11, 2003 — Teekay Shipping Corporation (Teekay) today announced that it intends to create a joint venture with I.M. Skaugen ASA (OSE: IMSK). Under the intended structure, Teekay will buy 50 per cent of Skaugen’s wholly owned subsidiary, Skaugen PetroTrans (SPT), a company engaged in the lightering business. The Board of Directors of both companies has approved a Memorandum of Understanding that is subject to due diligence and other standard closing conditions. The transaction is expected to be effective from October 1. The price for the 50 per cent interest in SPT will comprise of a cash payment upon commencement plus a cash “earn-out” element based on cash flow generated over the next five years. Further details will be made available after October 1.

SPT will continue to operate as an autonomous entity under the joint venture agreement with its own management and Board of Directors, but with the additional benefit of the backing of Teekay, the world’s largest owner and operator of mid-sized tankers. SPT is the largest company in the specialized business of ship to ship transfers of crude oil and currently handles about 1.4 million barrels of oil a day, which equates to about 14 percent of the US oil imports.

About Teekay

Teekay is the leading provider of international crude oil and petroleum product transportation services, transporting more than 10 percent of the world’s sea-borne oil. With offices in 12 countries, Teekay employs more than 4,200 seagoing and shore-based staff around the world. The Company has earned a reputation for safety and excellence in providing transportation services to major oil companies, oil traders and government agencies worldwide.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

About I.M. Skaugen

Listed on the Oslo Stock Exchange, I.M. Skaugen ASA is a marine transportation service company engaged in the safe transportation of petrochemical gases and LPG, and the lightering of crude oil. Its customers are major, international companies in the oil and petrochemical industry, which it serves worldwide from operations in Freeport, Houston, Nanjing, Oslo, Shanghai, Singapore and Wuhan. I.M. Skaugen runs recruitment and training programmes in St. Petersburg and Wuhan for the crewing of its vessels.

The Skaugen Group currently operates 46 vessels worldwide. The fleet comprises petrochemical gas and LPG carriers, Aframax tankers, barges for the transportation of gas on the Yangtze River and a small number of workboats for Skaugen PetroTrans.

FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the closing of Teekay’s proposed transaction with I.M. Skaugen ASA; and potential financial and other benefits relating to the transaction. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential failure to close or a delay in the closing of, the transaction; customer and market reaction to the transaction; changes in production of or demand for oil and petroleum products, either generally or in particular regions; changes in the requirement for lightering services; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in applicable industry regulations; changes in the typical seasonal variations in tanker charter rates; and changes in the demand for oil and other factors discussed in Teekay’s Report on Form 20-F for the fiscal year ended December 31, 2002 which is on file with the SEC.

For Media enquiries contact:
Kirsten Douglas
Tel: +1 (604) 844-6615

For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 844-6654

Web site: www.teekay.com